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March 11, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:      Lisa Etheredge

Robert Littlepage

Mitchell Austin

Larry Spirgel

Re:  Squarespace, Inc.

Draft Registration Statement on Form S-1

Submitted January 27, 2021

CIK No. 0001496963

On behalf of our client, Squarespace, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2021 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 27, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission

March 10, 2021

Cover Page

1.	It appears you intend to include cover page disclosure of the voting power controlled by Mr. Casalena. Please revise to clarify that you will be a “controlled company” as a result of Mr. Casalena’s voting power and provide a cross-reference to a longer discussion of the exemptions available to you as a “controlled company.”

In response to the Staff’s comment, the Company has, on the cover page, clarified that it will be a “controlled company” as a result of Mr. Casalena’s voting power and provided a cross-reference to “Prospectus Summary — Our Principal Stockholder and our Status as a Controlled Company” where there is a longer discussion of the exemptions available to the Company as a “controlled company.”

2.	You disclose that recent purchase prices of your Class A common stock in private transactions may have little or no relation to the opening price of shares of your Class A common stock on the NYSE. Please clarify whether there has been any private trading in your stock. If there has been any private trading, confirm that you intend to disclose the historical private transactions under your “Sale Price History...” section.

In response to the Staff’s comments, the Company has, on the cover page, clarified that there has been limited private trading of its Class A common stock and provided a cross-reference to “Sale Price History of our Class A Common Stock” where historical private trading of the Company’s Class A common stock has been disclosed.

Risk Factors

We are an “emerging growth company” and we cannot be certain…, page 32

3.	We note that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please expand this risk factor to also state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comments, the Company has, on page 32, revised the disclosure to clarify that Company’s financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

Plan of Distribution, page 103

4.	Clarify that the “consultation with certain institutional investors (which may include certain of the Registered Holders)” does not involve outreach by the financial advisors but involves normal buy and sell interest communicated to the financial advisors that occurs before any registered public offering.

In response to the Staff’s comments, the Company has, on page 108, revised the disclosure to clarify that “consultation with certain institutional investors (which may include certain of the Registered Holders)” does not involve outreach by the financial advisors on behalf of the Company but involves normal buy and sell interest communicated to the financial advisors that occurs before any registered public offering.

Securities and Exchange Commission

March 10, 2021

5.	We note your statement that the financial advisors are “not acting as underwriters” and other references throughout your prospectus indicating that there are no underwriters. Please note that whether the financial advisors are underwriters is a facts-and-circumstances determination. Therefore, please revise all references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting.

In response to the Staff’s comment, the Company has, on the cover page as well as pages 6, 33, 34, 35, 36, 108 and 109 revised references that imply the absence of underwriters, or imply that the Company’s financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve firm commitment underwriting.

Audited Consolidated Financial Statements

21. Subsequent Events, page F-39

6.	Please provide us with a breakdown of all stock-based compensation awards granted during 2020 and subsequent to year-end, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values compared to the November 2019 Tender Offer and December 2019 Investor Repurchase transactions, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

In response to the Staff’s Comment, set forth below is a breakdown of the RSUs granted since January 1, 2020, reference to the fair value of Class A common stock calculated at the beginning of each month and the fair value of the Class A common stock used for financial reporting purposes. Since January 1, 2020, the Company has not granted any stock options.

Securities and Exchange Commission

March 10, 2021

Valuation Report Date Reference	Fair Value per Share – Valuation Reports	Grant Date	Number of RSUs Granted	Fair Value per Share of Class A Common Stock – Financial Reporting Purposes(a)
January 1, 2020	$24.52	January 28, 2020	72,910	$24.52
February 1, 2020	$25.04	February 19, 2020	268,374	$24.50
February 1, 2020	$25.04	February 26, 2020	334,130	$24.47
March 1, 2020	$24.47	March 25, 2020	83,774	$17.90
April 1, 2020	$17.90	April 29, 2020	124,695	$22.90
May 1, 2020	$22.90	May 27, 2020	100,735	$27.94
June 1, 2020	$27.94	June 24, 2020	61,272	$39.46
June 1, 2020	$27.94	June 30, 2020	18,252	$42.89
July 1, 2020	$42.89	July 29, 2020	56,858	$48.39
August 1, 2020	$48.39	August 24, 2020	149,085	$51.40
August 1, 2020	$48.39	August 26, 2020	93,529	$53.29
September 1, 2020	$53.29	September 30, 2020	36,945	$49.62
October 1, 2020	$49.62	October 28, 2020	48,019	$47.17
November 1, 2020	$47.17	November 25, 2020	91,629	$49.00
December 1, 2020	$49.00	December 30, 2020	45,411	$46.55
January 1, 2021	$46.55	January 20, 2021	58,003	(b)
January 1, 2021	$46.55	January 27, 2021	172,334	(b)
February 1, 2021	$49.68	February 24, 2021	489,900	(b)
February 1, 2021	$49.68	March 10, 2021	1,569	(b)

(a)	Fair value determined for financial reporting purposes assumes that the fair value of the Company’s Class A common stock increased on a linear basis between the valuation dates of Valuation Reports (as defined below).

(b)	The Company has not yet determined the fair value of Class A common stock it will use for financial reporting purposes. As of the date of this letter, the Company is in the process of raising additional primary capital on a private placement basis (the “Private Placement”) in advance of its intended direct listing. Given the size of the Private Placement, the Company intends on estimating the fair value of its Class A common stock using an interpolated value from its January 1, 2021 valuation to the date the Private Placement is consummated.

The Company estimates the fair value per share of common stock on a monthly basis, on the first day of each month, as determined by the Company’s Board of Directors (the “Board”), taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from a professional third-party valuation firm. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants (“AICPA”) Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation. The estimated fair value of the Company’s Class A common stock was determined using a combination of the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly-traded companies and are adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach applied was a combination of the Guideline Public Company Method (“GPCM”), which estimates value based on a comparison of the Company to comparable public companies in a similar line of business, the Guideline Transaction Method (“GTM”), which estimates value based on a comparison of the Company to comparable company transactions in a similar line of business, and the Transaction Method (“TM”), which estimates value based on recent transactions of securities being valued.1 In deriving the enterprise value, a weighting was applied to the income approach and market approach methods that were performed. The resulting enterprise value was then allocated to each stock class using an Option Pricing Model (“OPM”). The OPM allocates the overall Company value to the various stock classes based on differences in liquidation preferences, participation rights, dividend policy and conversion rights using a series of call options. The call right is valued using a Black-Scholes option pricing model. In determining the estimated fair value of the Company’s Class A common stock as of each grant date, and after determining the fair value of the Class A common stock on a minority, marketable basis, the Board also considered that the Company’s stock was not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly-traded companies.

1 The Company’s most recent transaction was in December 2019 and involved a repurchase by the Company of approximately 2.2 million shares of common stock.

Securities and Exchange Commission

March 10, 2021

Given the frequency of valuations performed during the year, the Company limited its response to Valuation Reports where either significant RSUs were granted or instances where the fair value of common stock changed significantly from the prior month.

The Company also respectively notes that its decision to pursue an initial public offering or a direct listing was not made until November 2020, accordingly, it had not engaged any of its advisors until this time. The Company held its first organizational meeting in respect of an initial public offering / direct listing on December 17, 2020.

February 1, 2020 Valuation Report

The Company determined the fair value of its Class A common stock as of February 1, 2020 was $25.04 per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid. The enterprise value was determined by applying a weighting between the income approach (12.5%, $26.00 per share of Class A common stock), the TM approach (75%, $24.45 per share of Class A common stock), the GPCM approach (7.5%, $27.35 per share of Class A common stock) and the GTM approach (5%, $27.03 per share of Class A common stock). The Company applied a DLOM of 10% in arriving at these values except with respect to the TM approach as the purchase price considered that the common stock acquired was on a minority interest, nonmarketable basis. The Company concluded that significant weight should be placed on the December 2019 transaction given its proximity to the Valuation Report date and the significant number of shares of common stock transacted (approximately 2.2 million shares of common stock). There were no significant changes in other assumptions used to estimate the fair value of the Company’s Class A common stock.

Securities and Exchange Commission

March 10, 2021

April 1, 2020 Valuation Report

The Company determined the fair value of its Class A common stock as of April 1, 2020 was $17.90 per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid. The enterprise value was determined by applying a weighting between the income approach (12.5%, $17.72 per share of Class A common stock), the TM approach (75%, $18.05 per share of Class A common stock) and the GPCM approach (32.5%, $17.85 per share of Class A common stock). The Company applied a DLOM of 10% in arriving at these values except with respect to the TM approach as the purchase price considered that the Class A common stock acquired was on a minority interest, nonmarketable basis. Consistent with the February 1, 2020 valuation, the Company concluded that significant weight should be placed on the December 2019 transaction given its proximity to the valuation and the significant number of shares of Class A common stock transacted (approximately 2.2 million shares of common stock). However, given the significant deterioration of the capital markets in March 2020, the Company reduced the TM value included in the calculation by 25% to capture the overall reduction in share price of the Company’s guideline public companies, which decreased by approximately 25% from the previous valuation date. As a result, the Company’s overall share price decreased approximately 25% from the previous month’s Valuation Report. There were no significant changes in other assumptions used to estimate the fair value of the Company’s Class A common stock.

July 1, 2020 Valuation Report

The Company determined that the fair value of its Class A common stock as of July 1, 2020 was $42.89 per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid. The enterprise value was determined by applying a weighting between the income approach (50%, $42.39 per share of Class A common stock) and the GPCM approach (50%, $43.19 per share of Class A common stock). The Company applied a DLOM of 10% in arriving at these values. The Company elected not to put weight on the December 2019 transaction since it no longer believed that the December 2019 transaction was a relevant indicator of value given the significant impact that the COVID-19 pandemic had on the capital markets. The fair value per share of Class A common stock increased significantly from the December 2019 secondary transaction and from the April 1, 2020 Valuation Report (approximately 42% in the case of the April 1, 2020 Valuation Report). The largest driver of the increase in value was the result of removing the December 2019 transaction from the Company’s calculation while increasing the weight on both the income approach and the GPCM approach. The income approach resulted in a much higher value than previous Valuation Reports as the Company’s revenue growth increased more than previously expected. The GPCM approach resulted in a significantly higher value than previous Valuation Reports as revenue multiples for the Company’s guideline public companies increased significantly as a result of the recovery of capital markets during that time. There were no significant changes in other assumptions used to estimate the fair value of the Company’s Class A common stock.

Securities and Exchange Commission

March 10, 2021

August 1, 2020 Valuation Report

The Company determined that the fair value of its Class A common stock as of August 1, 2020 was $48.39 per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid. The enterprise value was determined by applying a weighting between the income approach (50%, $50.41 per share of Class A common stock) and the GPCM approach (50%, $46.74 per share of Class A common stock). The Company applied a DLOM of 10% in arriving at these values. The fair value per share of Class A common stock increased approximately 10% from the July 1, 2020 Valuation Report. The increase was a combination of increased revenue multiples for guidelines public companies and the Company’s performance. There were no significant changes in other assumptions used to estimate the fair value of the Company’s Class A common stock.

October 1, 2020 Valuation Report

The Company determined that the fair value of its Class A common stock as of October 1, 2020 was $49.62 per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid. The enterprise value was determined by applying a weighting between the income approach (50%, $51.82 per share of Class A common stock) and the GPCM approach (50%, $46.98 per share of Class A common stock). The Company applied a DLOM of 10% in arriving at these values. The fair value per share of Class A common stock increased slightly from the August 1, 2020 Valuation Report primarily because of the mix of cash and debt at the valuation date as well as the passage of time as the Company continued to execute on its operating plan throughout the year. There were no significant changes in other assumptions used to estimate the fair value of the Company’s Class A common stock.

January 1, 2021 Valuation Report

The Company determined that the fair value of its Class A common stock as of January 1, 2021 was $46.55 per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid. The enterprise value was determined by applying a weighting between the income approach (50%, $50.78 per share of Class A common stock) and the GPCM approach (50%, $42.21 per share of Class A common stock). The Company applied a DLOM of 10% in arriving at these values. The fair value per share of Class A common stock decreased slightly from the October 1, 2020 Valuation Report. Although the Company’s revenue and results continued to be strong, the revenue multiples for the Company’s guideline public companies decreased by approximately 20% at January 1, 2021 as compared to October 1, 2020. There were no significant changes in other assumptions used to estimate the fair value of the Company’s common stock.

Index to Exhibits, page II-4

7.	Please file your credit agreement, including the December 11, 2020 amendment to the agreement, as an exhibit.

In response to the Staff’s comment, the Company has filed the Amended and Restated Credit Agreement, dated December 11, 2020, as Exhibit 10.7.

Securities and Exchange Commission

March 10, 2021

General

8.	Page 35 of the registration statement provides “As there has not been a recent sustained history of trading in of our Class A common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker (“DMM”) consult with a financial advisor in order to effect a fair and orderly opening of trading of our Class A common stock without coordination with us, consistent with the applicable securities laws in connection with our direct listing on the NYSE. Accordingly, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will be available to consult with the DMM who will be setting the opening public trading price of our Class A common stock on the NYSE.” Page 103 also provides “In accordance with the NYSE rules, because there has not been a recent sustained history of trading in our Class A common stock in a private placement market prior to listing, the DMM will consult with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE . . .” Please clarify and discuss the specific NYSE rule text that you are relying on to permit more than one financial advisor to consult with the DMM to effect and fair and orderly opening.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 108 to clarify reliance on Rule 7.35A(g) of the NYSE Listed Company Manual. Rule 7.35A(g)(1) states that “[w]hen facilitating the opening on the first day of trading of a Selling Shareholder Direct Floor Listing that has not had recent sustained history of trading in a Private Placement Market prior to listing, the DMM will consult with a financial advisor to the issuer of such security in order to effect a fair and orderly opening of such security.” The Company respectfully submits that although this rule provides for the consultation of the DMM with a financial advisor, the rule does not preclude the consultation with more than one financial advisor. In this regard, the Company and its legal counsel have consulted with the NYSE regarding Rule 7.35A(g) and confirmed that the DMM may consult with more than one financial advisor in connection with the opening of a direct listing.

9.	Pages 35 and 103 of the registration statement provide “Pursuant to the NYSE rules, and based upon information known to them at the time, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding Class A common stock and pre-listing selling and buying interest in our Class A common stock that it becomes aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders), in each case, without coordination with us.” Please clarify and confirm which NYSE rule specifically requires more than one financial advisor to provide such input.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 108 to clarify reliance on Rule 7.35A(g) of the NYSE Listed Company Manual. As discussed in the response to Comment No. 8 above, although Rule 7.35A(g) does not require more than one financial advisor to consult with the DMM, the rule does not preclude this. The Company believes that consultation with multiple financial advisors will provide the DMM with more information relating to the pricing of the shares at the time of commencement of trading, including pre-listing selling and buying interest and other factors that would not be available to the DMM through other sources. The Company believes it is important for the DMM to have sufficient information to effect a fair and orderly opening of its shares and that, pursuant to Rule NYSE 7.35A(g), information provided by multiple financial advisors to the DMM will help provide for a more robust price discovery process by the DMM.

Securities and Exchange Commission

March 10, 2021

10.	Please provide clarification of the statement on page 35 that “there has not been a recent sustained history of trading in of our Class A common stock in a private placement market prior to listing.”

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 35.

11.	The cover page of the registration statement provides, “Based on information provided by the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Class A common stock in consultation with our financial advisors pursuant to applicable NYSE rules.” Please clarify and confirm the specific NYSE rule provision that permits more than one financial advisor to consult with the DMM to determine the opening public price of the Class A common stock. If the designated market maker is to determine the opening public price of the Class A common stock based on the orders to buy and sell that the NYSE collects from broker-dealers, please clarify to what extent these orders will be collected by or from the financial advisors.

The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the responses to Comment Nos. 8 and 9. Additionally, the Company advises the Staff that the financial advisors have full-service brokerage operations and may, without direction by the Company, engage in sales and trading activities, which may occur pursuant to the Registration Statement following the listing of the Company’s Class A common stock on the NYSE. The Company has not directed its financial advisors to consult with Registered Stockholders about their intentions to sell pursuant to the Registration Statement.

12.	Please identify your “other financial advisors” that you reference in the last sentence on page 103.

The Company respectfully advises the Staff that the “other financial advisors” will be identified in a future amendment to the Registration Statement.

Securities and Exchange Commission

March 10, 2021

13.	On page 104 of the registration statement, you may want to consider removing the reference to “discounts, concessions or commissions as to particular broker-dealers [that] may be in excess of those customary in the types of transactions involved” to avoid an unintended reference to Regulation M’s “special selling efforts/selling methods.”

In response to the Staff’s comment, the Company has removed the reference to “discounts, concessions or commissions as to particular broker-dealers [that] may be in excess of those customary in the types of transactions involved” on page 109.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Anthony Casalena, Chief Executive Officer, Squarespace, Inc. Marcela Martin, Chief Financial Officer, Squarespace, Inc. Courtenay O’Connor, General Counsel, Squarespace, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP